

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2021

Anjeza Gjino
Chief Financial Officer
Cyclerion Therapeutics, Inc.
245 First Street, 18th Floor
Cambridge, Massachusetts, 02142

      Re: Cyclerion Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed June 16, 2021
           File No. 333-257145

Dear Ms. Gjino:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Chris Edwards at 202-551-6761 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Gary J. Simon, Esq.